SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Heartland Bancshares, Inc.

(Name of Issuer)

Heartland Bancshares, Inc.
James B. Belflower
James C. Clinard
Homer L. Compton
Roger D. Gurganus
William R. Handley
Bert J. Harris
Isaac G. Nagib
Robert P. Palmer
S. Allen Skipper
Edward L. Smoak
Malcolm C. Watters, Jr.
Lawrence B. Wells
Stanley H. Wells

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

42234W109
(CUSIP Number of Class of Securities)

John P. Greeley
Smith Mackinnon, PA
255 South Orange Avenue, Suite 800
Orlando, Florida 32801
(407) 843-7300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*/**	Amount of Filing Fee-
$1,307,206.45	$153.86

*	Based upon the book value at March 31, 2005 of the maximum number of shares of common stock to be converted into shares of Series A Preferred Stock in the transaction.

**	Determined pursuant to Rule 0-11 (b)(2) by multiplying $1,307,206.45 by .0001177.

☐	Check Box if any part of the fee is offset as provided by Rule 0- 11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$211.00	Filing Party:	Heartland Bancshares, Inc.
Form or Registration No.:	Schedule 13E-3	Date Filed:	April 20, 2005

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

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INTRODUCTION

     This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Heartland Bancshares, Inc., a Florida corporation (the “Company”), and by the following individuals (each of whom is a director of the Company and its wholly-owned subsidiary, Heartland National Bank); James B. Belflower, James C. Clinard, Homer L. Compton, Roger D. Gurganus, William R. Handley, Bert J. Harris, Isaac G. Nagib, Robert P. Palmer, S. Allen Skipper, Edward L. Smoak, Malcolm C. Watters, Jr., Lawrence B. Wells and Stanley H. Wells. This Schedule 13E-3 is filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13E-3 thereunder. The Company is proposing that its shareholders adopt an amendment to its articles of incorporation that will result in the reclassification of certain shares of its common stock into newly authorized shares of preferred stock. If the transaction is completed, shareholders of record who hold less than 501 shares of common stock will receive shares of preferred stock on the basis of one share of preferred stock for each share of common stock held by such shareholders. As a result, shareholders or record who hold 501 or more shares of common stock prior to the transaction will continue to hold the same number of shares following the reclassification transaction. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 300, which will allow us to terminate our reporting obligations.

     Attached to this Schedule 13E is a proxy statement in connection with the special meeting of Company shareholders at which such shareholders will consider the reclassification. The shares of the Company are not registered under Section 12(g) under the Securities Exchange Act of 1934, as amended. Accordingly, the Company is not subject to Regulation 14A under the Securities Exchange Act of 1934, as amended.

     The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

     All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.	Summary Term Sheet.

Reg. M-A 1001

     The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION TRANSACTION” is hereby incorporated herein by reference.

ITEM 2.	Subject Company Information.

Reg. M-A 1002

(a)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET-Heartland Bancshares” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Background of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE OF Heartland Bancshares COMMON STOCK AND DIVIDEND INFORMATION-Comparative Market Price Data” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE OF Heartland Bancshares COMMON STOCK AND DIVIDEND INFORMATION” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION-Prior Stock Purchases” is hereby incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person

Reg. M-A 1003(a) through (c)

(a)-(c)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET-Heartland Bancshares” “DIRECTORS OF THE COMPANY,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,” AND “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” is hereby incorporated herein by reference.

During the last five years, neither Heartland Bancshares nor any of its directors or executive officers has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

To our knowledge, none of the directors or executive officers of Heartland Bancshares has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.	Terms of Transaction.

Reg. M-A 1004(a) and (c) through (f)

(a)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS-Background of the Reclassification Transaction,” “SPECIAL FACTORS-Purpose and Structure of the Reclassification Transaction,” “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS-Effects of the Reclassification Transaction on Heartland Bancshares; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS-Effects of the Reclassification Transaction on Shareholders of Heartland Bancshares,” “SPECIAL FACTORS-Accounting Treatment,” “SPECIAL FACTORS”-Preferred Stock,” and “SPECIAL FACTORS-Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Effects of the Reclassification Transaction on Shareholders of Heartland Bancshares” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Appraisal Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Heartland Bancshares’ and Board of Directors’ Positions as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Preferred Stock” and “DESCRIPTION OF CAPITAL STOCK” is hereby incorporated herein by reference.

ITEM 5.	Past Contacts, Transaction, Negotiations and Agreements.

Reg. M-A 1005(a) through (c) and (e)

(a)	The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS-Related Transactions,” is hereby incorporated herein by reference.

(b)-(d) Not applicable.

(e)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION-Quorum; Vote Required for Approval,” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS-Agreements Involving Heartland Bancshares’ Securities” is hereby incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

Reg. M-A 1006(b) and (c)(1)-(8)

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Effects of the Reclassification Transaction; Plans or Proposals after the Reclassification Transaction” and “SPECIAL FACTORS-Accounting Treatment” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction,” “SPECIAL FACTORS-Effects of the Reclassification Transaction; Plans or Proposals after the Reclassification Transaction,” and “SPECIAL FACTORS-Effects of the Reclassification Transaction on Shareholders of Heartland Bancshares” is hereby incorporated herein by reference.

ITEM 7.	Purpose(s), Alternatives, Reasons and Effects.

Reg. M-A 1013

(a)-(c) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction,” “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “SPECIAL FACTORS-Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction,” “SPECIAL FACTORS-Effects of the Reclassification Transaction; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS-Effects of the Reclassification Transaction on Shareholders of Heartland Bancshares,” and “SPECIAL FACTORS-Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 8.	Fairness of the Transaction

Reg. M-A 1014

(a)-(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction,” and “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Reclassification Transaction,” and “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction” and “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Reclassification Transaction,” and “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction” and “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 9.	Reports, Opinions, Appraisals and Negotiations.

Reg. M-A 1015

(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction,” “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “OTHER MATTERS-Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction” and “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” is hereby incorporated herein by reference.

(c)	Not applicable.

ITEM 10.	Source and Amount of Funds or Other Consideration.

Reg. M-A 1007

(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction” and “SPECIAL FACTORS-Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Fees and Expenses” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 11.	Interest in Securities of the Subject Company.

Reg. M-A 1008

(a)	The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION-Recent Transactions” is hereby incorporated herein by reference.

ITEM 12.	The Solicitation or Recommendation.

Reg. M-A 1012(d) and (e)

(d)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF RECLASSIFICATION TRANSACTION-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Reclassification Transaction,” “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “SPECIAL FACTORS-Interests of Certain Persons in the Reclassification Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction” and “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 13.	Financial Statements.

Reg. M-A 1010(a) and (b)

(a)	The information set forth in the proxy statement under the captions “FINANCIAL INFORMATION-Selected Historical and ProForma Financial Data” and “OTHER MATTERS-Information Incorporated by Reference” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION-Selected Historical and ProForma Financial Data” is hereby incorporated herein by reference.

ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Reg. M-A 1009

(a)-(b)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF RECLASSIFICATION TRANSACTION-Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS-Persons Making the Solicitation” is hereby incorporated herein by reference.

ITEM 15.	Additional Information.

Reg. M-A 1011 (b)

(a)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.	Material to be Filed as Exhibits.

Reg. M-A 1016(a) through (d), (f) and (g)

(a)	Preliminary Proxy Statement, together with the proxy card.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Preliminary Proxy Statement.

(f)	Preliminary Proxy Statement.

(g)	Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2005	HEARTLAND BANCSHARES, INC.

/s/ James C. Clinard
By: James C. Clinard
	Title:	President and Chief Executive Officer

/s/ James B. Belflower	/s/ Robert P. Palmer
James B. Belflower	Robert P. Palmer

/s/ James C. Clinard	/s/ S. Allen Skipper
James C. Clinard	S. Allen Skipper

/s/ Hosmer L. Compton	/s/ Edward L. Smoak
Hosmer L. Compton	Edward L. Smoak

/s/ Roger D. Gurganus	/s/ Malcolm C. Watters, Jr.
Roger D. Gurganus	Malcolm C. Watters, Jr.

/s/ William R. Handley	/s/ Lawrence B. Wells
William R. Handley	Lawrence B. Wells

/s/ Bert J. Harris III	/s/ Stanley H. Wells
Bert J. Harris III	Stanley H. Wells

/s/ Isaac G. Nagib
Isaac G. Nagib

EXHIBIT INDEX

Exhibit
Number	Description

(a)	Preliminary Proxy Statement, together with the proxy card.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Preliminary Proxy Statement (see Exhibit (a))
(g)	Not applicable.